Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Completes Grant of Option on Almaden Project and Strategic Investment in NevGold

This news release constitutes a "designated news release" for the purposes of the Company’s prospectus supplement dated December 10, 2021 to its short form base shelf prospectus dated October 27, 2021.

Vancouver, British Columbia – July 5, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE-American: GLDG) is pleased to announce the closing of the previously announced grant of an option on the Company's Almaden Project (the "Project"), located in Idaho, U.S.A. to a subsidiary of NevGold Corp. ("NevGold") and the Company's strategic investment in NevGold. As consideration for the option, the Company received consideration of C$3.0 million, which was satisfied by NevGold by issuing 4,444,444 common shares of NevGold ("NevGold Shares").

The Option

Pursuant to the option agreement between the parties (the "Option Agreement"), the Company's subsidiary has granted NevGold's subsidiary an option to acquire a 100% interest in the Project. To exercise the option, NevGold must, among other things:

●

make a total of C$6 million of additional payments to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following schedule:

o	January 1, 2023: C$1.5 million
o	July 1, 2023: C$1.5 million
o	January 1, 2024: C$3.0 million

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project aggregating to C$2.25 million, comprised of C$1.5 million on or before June 1, 2023 and a further C$0.75 million on or before December 31, 2023.

Strategic Investment

The Company has completed its initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of C$0.675 per share for total subscription proceeds of C$1.0 million.

In connection with the closing of the initial option grant and the strategic investment, GoldMining and NevGold have entered into an investor rights agreement on customary terms, which provides for, among other things, the grant of certain anti-dilution rights by NevGold to GoldMining and the right to nominate one board member of NevGold, provided the Company maintains an equity interest in NevGold above 4.99%.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Pursuant to the Option Agreement, GoldMining has agreed to purchase additional NevGold equity in an amount to the lesser of C$1.25 million and 40% of the total gross proceeds raised by NevGold in the event NevGold completes a qualifying financing prior to November 30, 2022.

Early Warning Report

Prior to the acquisition of NevGold Shares disclosed herein, the Company did not beneficially own or exercise control and direction of any NevGold Shares. Immediately thereafter, the Company beneficially owned and exercised control and direction of 5,925,925 NevGold Shares, representing approximately 10.53% of the outstanding NevGold Shares, based upon 50,344,287 outstanding NevGold Shares as of July 3, 2022 prior to the issuance of the NevGold Shares to the Company.

The NevGold Shares were acquired by the Company for investment purposes, and in the future, the Company may acquire additional securities of NevGold, dispose of some or all of the existing or additional securities the Company holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors.

An early warning report (the "Report") will be filed by the Company pursuant to NI 62-103 on SEDAR at www.sedar.com under the profile of NevGold. The Company's head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3. To obtain a copy of the Report, please contact the Company as follows:

GoldMining Inc.
Attn: Pat Obara, Chief Financial Officer
1030 West Georgia Street, Suite 1830
Vancouver, BC V6E 2Y3
Tel: (855) 630-1001

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns more than 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including statements regarding the exercise and any future payments or expenditures under the Option Agreement and the expected benefits of the transactions under the Option Agreement. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company or NevGold to meet expected timelines for planned project activities; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, the ability of NevGold to exercise the option under the Option Agreement, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3